Exhibit 99.1

FOR IMMEDIATE RELEASE

Indivior Prevails in Striking Representative Claims from UK Shareholder Action

Richmond, VA and Slough UK, December 5, 2023 - Indivior PLC (LSE/NASDAQ: INDV), a leading addiction treatment company, announced that the High Court of Justice of England and Wales has issued a judgment striking out representative claims by Wirral Council as administering authority of Merseyside Pension fund ("Wirral") against Indivior under the Financial Services and Markets Act 2000 ("FSMA").  Wirral's suit was the first attempt by claimants to use representative proceedings for securities claims brought under Sections 90, 90A, and Schedule 10 of the FSMA. The proposed representative proceedings, if allowed, would permit a representative acting on behalf of unnamed claimants to attempt to prove a violation of law without proof of damages, in contrast to ordinary multi-party proceedings, which require proof of liability and damages for each claimant.

In September 2022, Wirral had filed a representative claim generally asserting that Indivior violated the FSMA by making misleading or dishonest statements regarding an alleged fraudulent scheme to switch the market for its SUBOXONE® branded products in published information relating to securities.  A similar claim was filed against Reckitt Benckiser.

After hearing two days of argument in November 2023, the High Court on December 5 issued a judgment granting Indivior's and Reckitt Benckiser's applications to strike out the representative proceedings.  The Court specifically found that it "would be unfair and unjust, and contrary to the overriding objective, to allow the Representative Proceedings to oust the jurisdiction of the Court to case manage the claims from the start." The Court's judgment may be found here.

Wirral and other claimants separately had filed a multi-party action generally alleging the same claims, and levied similar allegations against Reckitt Benckiser Group PLC ("Reckitt Benckiser") in separate actions. Pursuant to the Court's judgment, the claim against Indivior may only proceed in those multi-party proceedings brought by the claimants named in those proceedings.

Wirral may seek permission to appeal the Court's judgment.

About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat addiction and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of substance use disorder (SUD). Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

This release is being made by Kathryn Hudson, Company Secretary Indivior PLC.

Media Contacts:

US Media:
Cassie France-Kelly
Vice President, Communications
Indivior PLC
Tel: 804-724-0327

UK Media:
Teneo
Tel: +44 207-353-4200

Investors and Analysts:

Jason Thompson
Vice President, Investor Relations
Indivior PLC
Tel: 804-402-7123

Tim Owens
Director, Investor Relations
Indivior PLC
Tel: 804-263-3978

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